FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No.  1        Trading Statement announcement dated 01 October, 2004




                          STOCK EXCHANGE ANNOUNCEMENT

                     NORTHERN ROCK PLC : TRADING STATEMENT
                         9 MONTHS TO 30 SEPTEMBER 2004

INTRODUCTION

Northern Rock plc informs the market of its continued strong trading performance
- in line with its strategic intention of achieving annual growth in assets under management of 20%(+/-5%) and profit growth of 15% (+/-5%).

STRATEGY

Northern Rock's strategy remains predicated on sector-leading low cost operations. This is underpinned by product innovation, systems efficiency, product transparency and customer driven distribution to produce attractive products at competitive prices. This generates strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to maintain Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

With robust UK economic growth, the Bank of England Base Rate has been raised from a 2003 low of 3.5% to its current level of 4.75%. Expectations have changed and the money markets would now appear to indicate that we are nearing the peak of the immediate interest rate cycle. With economic growth indicators positive and inflation well controlled, the outlook for employment remains good. With unemployment being the key driver of home loan defaults, this should mean continued strong credit performance for traditional mortgages.

With shortages of both new housing stock or alternative forms of tenure, coupled with still relatively low debt servicing costs, the home moving market will remain underpinned. We continue to see the number of "home moving" transactions at around 1.4m for the whole year with similar numbers expected next year.

Higher interest rates and wider household indebtedness will ensure a strong remortgage market - this has been evidenced so far in 2004 and we expect this to continue.

The strength of the remortgage market, together with the "home moving" market, means that our gross residential loan market forecast is GBP290 billion for 2004. For 2005, we expect a gross loan market of around GBP260 billion - buoyed by the heightened liquidity in remortgaging, but dampened by lower house price rises, and therefore less equity withdrawal, and a quieter Buy to Let market.

LENDING

Against this background, a combination of being relatively small, having low unit costs, good and improving retention of existing customers allied with gross lending origination helped by the move to statutory mortgage regulation on 31 October 2004, means that Northern Rock remains confident of continuing to achieve its lending targets.

Lending continues at very strong levels. All three lending arms (residential, commercial secured and personal unsecured) are performing well, resulting in a more even spread to the lending figures, compared to previous years. In part, this reflects a more consistent presence in the personal unsecured credit and commercial finance markets than last year.

Northern Rock starts Q4 with a total pipeline of agreed business of GBP5.6 billion - 24% higher than at the same time last year. Included within this, the residential pipeline at GBP5.0bn is 21% higher than this time last year and 45% higher than the start of this year.

So far this year, total net lending is up by 48% at GBP9.1bn and net residential lending is up by 35% at GBP7.9bn, reflecting the move to completion of our record half year pipeline and a strong retention performance in Q3. Our net share of residential lending is currently running at more than 9%, year to date.

Lending is dominated by home loans - with remortgaging continuing to be strong and accounting for around 36% of new residential lending. The risk profile of new lending is good, with the proportion of higher LTV loans continuing to decline. Our "lifestyle" products - Together and HERM - are accounting for around 27% of new business, ensuring that Together accounts are growing broadly in line with the total loan book.

Northern Rock's retention policy of openly allowing existing mortgage customers to transfer to any of our new customers' products means that the level of our residential redemptions remains a step below our natural share.

Northern Rock expects to finish the year with assets under management growth towards the top of the 20% +/-5% strategic target range.

MORTGAGE REGULATION

We are fully prepared for the introduction of statutory mortgage regulation on 31 October 2004. By being a market leader in fully embracing transparency and customer choice across our mortgage range, we believe that we are well placed to benefit post implementation.

ARREARS

The credit quality of our lending continues to be tightly monitored and controlled. Our monthly behavioural scoring system confirms that, despite interest rate rises, there are no early warning signs of credit deterioration. Residential arrears of more than three months duration have continued to improve and remain at under half the industry average.

FUNDING

Funding volumes have been strong in the first 9 months. It was a quieter first half of the year for retail cash deposits - because of strong liquidity from two securitisation tranches and the inaugural Covered Bond issue. In the second half of the year, emphasis has moved back to cash deposits and we expect to finish the year with our planned blend of funding from our diverse funding platform.

We have recently completed our third tranche of residential mortgage-backed securities for 2004, a GBP4bn deal which takes our total gross issuance to GBP11.1bn this year. Once again this issue was substantially over-subscribed - a demonstration of the quality of Northern Rock loans and the appetite for this type of investment. As with our first two deals in 2004, we continue to see substantial progress on pricing, despite increasing the average life of our latest deals.

We continue to manage our wholesale programme to balance the longer term needs of the business with an appropriate mix of short and medium term funding, from an increasingly diverse investor base.

INCOME

As driven by our strategy, we expect Total Income Margin to ease slightly, financed by cost efficiency, giving stable Return on Balance Sheet Assets and Return on Risk Weighted Assets and maintaining Return on Equity comfortably within our 19-22% target range.

 a. Spreads

    We expect the pace of asset spread erosion to slow going forward, and funding spreads to stabilise. One of the key features of this year has been the large gap between Bank Base Rate and Libor, with Libor consistently ahead of Bank Base Rate, predicting more aggressive interest rate rises than have in fact transpired.

    Over the medium term, the impact of any moves tends to be neutral. However, it can have a notable influence in a shorter period. There has been an average gap so far this year of 30bps. This trend is now easing as interest rates are seen to be reaching the peak in the immediate cycle.

 b. Non-interest income

    Growth in net fee and commission income continues to be strong - driven by a combination of our lending performance, product mix and existing customer base. We continue to generate a significant proportion of net fee income from existing customers - demonstrating the continued success of our retention activities.

    For Northern Rock, Total Income Margin remains the key income measure when we evaluate business performance.

COSTS

Costs continue to be tightly managed to ensure Northern Rock's cost efficiency advantage is maintained. Cost control is key to our strategy, allowing profitable growth of the business and the manufacture of competitive products for our customers. During 2004 we expect cost growth towards the lower end of our strategic target of between 1/2 and 2/3 of AUM growth.

In 2005, the usual cost metrics (cost growth less than income growth, and cost growth between 1/2 and 2/3 AUM growth) will apply. However, the increased cost of regulation is likely to push out cost growth to the middle of the AUM target range.

INTERNATIONAL ACCOUNTING STANDARDS

We are well advanced in our preparations for the implementation of IFRS. We intend to give further guidance ahead of the first set of IFRS accounts, which are due to be published for the Interim Results in 2005. A formal presentation will be given during H1 2005, restating the 2004 Balance Sheet and Profit and Loss Account and key ratios, for the half and full year to allow comparison on a like for like basis with H1 and FY 2005 results.

PROFITS

Northern Rock's strategic target is to grow pre-tax profits (on a like-for-like basis) by 15% +/-5% each year. The range of pre-tax profit expectations for 2004, as provided by 22 of the major bank research analysts, is GBP395 million to GBP435 million, with a mean of GBP427 million, underlying growth of 12%. At this stage, we remain comfortable that we will achieve at least consensus average.

Growth in EPS and DPS will continue to be consistent with growth in post-tax profits.

COMMENT

Adam J Applegarth, Chief Executive, commented: "Evidence of a slowdown in the housing and mortgage markets is now being seen, but the benign economic conditions of historically low interest rates and low unemployment look set to continue. Against this background Northern Rock's focused low cost strategy continues to deliver performance in line with achieving our strategic targets for assets under management growth, profit growth and our return on equity."

"Our lending performance in the second half of the year, as the housing market has quietened, is particularly encouraging."




Further, more detailed, information on Northern Rock's 2004 trading performance will be produced at the Preliminary Results announcement on Wednesday, 26 January 2005.

Northern Rock does not intend to produce a pre-close trading statement later this year, unless any unforeseen or material issues arise which would require disclosure.

City Contacts                  Press Contacts

Bob Bennett                    Tony Armstrong
Group Finance Director         Communications Director
0191 279 4346                  0191 279 4676

Richard Moorin                 Ron Stout
Investor Relations             PR Manager
0191 279 4093                  0191 279 4676

Simon Hall                     James Murgatroy
Investor Relations             Finsbury Limited
0191 279 6090                  0207 251 3801


Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2004, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Northern Rock plc
                                              (Registrant)



Date:  01 October 2004                By:____J Shipley_____

                                      Name:       J Shipley
                                      Title:      Assistant Company Secretary